Exhibit 5.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form F10 of TransCanada Corporation of our report dated February 18, 2016 (February 22, 2016 as to Note 27) relating to the consolidated and combined financial statements of Columbia Pipeline Group, Inc. and subsidiaries (the “Company”) (which report on the consolidated and combined financial statements expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s February 11, 2015 initial public offering of limited partner interests of Columbia Pipeline Partners LP and its spinoff from NiSource Inc. on July 1, 2015) appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

Columbus, Ohio

December 8, 2016